FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Proposals for Amendments to Articles of Incorporation

2.	Nomura Announcement on Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 15, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Announces Proposals for Amendments to Articles of Incorporation

Tokyo, May 15, 2009—Nomura Holdings, Inc. (“the Company”) today announced that its board of directors resolved to submit proposals for amendments to the Company’s Articles of Incorporation to the 105th Ordinary General Meeting of Shareholders to be held on June 25, 2009.

1. Reason for amendments to Articles of Incorporation

1.1 Dematerialization of stock certificates

“The Law for partial amendment to the Law concerning Book-entry Transfer of Corporate Bonds and other securities for the purpose of streamlining the settlement for trades of stocks and other securities” (Act No.88 of 2004) was enforced on January 5, 2009 (the “Law for Streamlining the Settlement”), and stocks of all Japanese listed companies have been subject to the new book enrty-tranfer system.

In order to respond to the dematerialization of stock certificates, certain articles which presume the existence of share certificates of the Articles of Incorporation will be amended and abolished. In addition, a supplementary provision concerning these abolitions or amendments will be established in order to set forth transitional measures with respect to this enforcement.

1.2 The convener of a general meeting of shareholders

The provision concerning the convener of a general meeting of shareholders will be amended; the convener will be “the director predetermined by the board of directors”

1.3 Preferred Stock

A robust capital base is essential to ensuring the expansion and enhancement of the Company’s business platform. In addition, the Company believes that as a global financial institution it is important to strengthen its capital base without waiting for a request to do so by the Basel Committee on Banking Supervision or regulatory authorities in the countries in which it operates.

As the Company enhanced its capital and financial structure in the fiscal year ended March 2009, it currently has no plans to issue preferred stock. However, the proposed amendment to the Articles of Incorporation is to ensure that the Company can prepare to increase its fundraising options as far as possible and respond with speed to future changes in the economic and business environment.

The proposed amendment will not result in an amendment to the authorized number of shares of the Company.

2. Proposed amendments to the Articles of Incorporation

(amendment underlined)

Current	As Amended
Article 6. (Authorized Number of Shares) The authorized number of shares of the Company shall be 6,000,000,000.

Article 6. (Authorized Number of Shares)

The authorized number of shares of the Company shall be 6,000,000,000, and each total number of classes of shares which the Company is authorized to issue shall be as set forth below;

Common stock: 6,000,000,000, shares

Class 1 preferred stock: 200,000,000 shares

Class 2 preferred stock: 200,000,000 shares

Class 3 preferred stock: 200,000,000 shares

Class 4 preferred stock: 200,000,000 shares

Article 7. (Issuance of certificates of shares) The Company shall issue certificates of shares.	(Deleted)

Article 8. (Number of Shares Constituting One Unit) The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100).

Article 7. (Number of Shares Constituting One Unit)

The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100) with respect to common shares and each class of preferred shares, respectively.

Article 9. (Rights pertaining to less-than-a-full-unit shares)

1. Any shareholder of the Company (including any beneficial owner of shares of the Company; the same applies hereinafter) shall not exercise any right pertaining to shares which do not constitute a full unit of shares (“Less-than-a-full-unit Shares”) he/she has except the following rights;.

Article 8. (Rights pertaining to less-than-a-full-unit shares)

Any shareholder of the Company shall not exercise any right pertaining to shares which do not constitute a full unit of shares (“Less-than-a-full-unit Shares”) he/she has except the following rights;.

Current	As Amended

(1) rights granted by the items listed in Article 189, Paragraph 2 of the Companies Act.

(2) a right to make a request pursuant to Article 166, Paragraph 1 of the Companies Act.

(3) a right for allotment of shares for subscription or stock acquisition rights for subscription in proportion to the number of shares owned by a shareholder.

(4) a right to make a request pursuant to the following article.

2. The Company shall not issue share certificates representing any number of Less-than-a-full-unit Shares, unless otherwise provided by the Share Handling Regulations.

(1) rights granted by the items listed in Article 189, Paragraph 2 of the Companies Act.

(2) a right to make a request pursuant to Article 166, Paragraph 1 of the Companies Act.

(3) a right for allotment of shares for subscription or stock acquisition rights for subscription in proportion to the number of shares owned by a shareholder.

(4) a right to make a request pursuant to the following article.

(Deleted)

Article 10. (Request for Purchasing Less-Than-A-Full-Unit Shares) (Omitted)	Article 9. (Request for Purchasing Less-Than-A-Full-Unit Shares) (Unchanged)

Article 11. (Share Registrar)

1. The Company shall have a share registrar.

2. The share registrar and its handling place of business shall be appointed and designated by a resolution of the board of directors, and public notice thereof shall be given.

3. The preparation and keeping of the register of shareholders of the Company (including the register of beneficial owners of shares of the Company; the same applies hereinafter), the register of stock acquisition rights and the register of loss of share certificates of the Company and other business relating to the register of shareholders of the Company, the register of stock acquisition rights and the register of loss of share certificates of the Company shall be delegated to the share registrar and shall not be handled by the Company.

Article 10. (Share Registrar)

1. The Company shall have a share registrar.

2. The share registrar and its handling place of business shall be appointed and designated by a resolution of the board of directors, and public notice thereof shall be given.

(Deleted)

Article 12. (Share Handling Regulations) (Omitted)	Article 11. (Share Handling Regulations) (Unchanged)

Current	As Amended
(Newly-added)

CHAPTER III PREFERRED SHARES

Article 12. (Preferred Dividends)

1. The Company shall, fixing March 31 as the record date pursuant to Article 44, Paragraph 1 herein, distribute cash dividends from surplus on preferred shares (“Preferred Dividends”) in such respective amount as prescribed below to holders of preferred shares (“Preferred Shareholders”) or registered pledgees of shares in respect of preferred shares (“Registered Pledgees of Preferred Shares”), in priority to holders of common shares (“Common Shareholders”) and registered pledges of shares in respect of common shares (“Registered Pledgees of Common Shares”); provided, however, that in the event that Preferred Interim Dividends defined in Article 13 herein have been paid during the fiscal year to which that date belongs, the total amount so paid shall be deducted accordingly.

Class 1 preferred stock and Class 2 preferred stock: Amount calculated by multiplying the amount equivalent to subscription money per share by the rate specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock, which amount shall not exceed fifteen (15) percent

Current	As Amended

Class 3 preferred stock and Class 4 preferred stock: Amount calculated by multiplying the amount equivalent to subscription money per share by the rate specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock, which amount shall not exceed ten (10) percent

2. If the aggregate amount paid to a Preferred Shareholder or Registered Pledgee of Preferred Shares as cash dividends from surplus in any particular fiscal year is less than the relevant Preferred Dividends, the unpaid amount shall not be accumulated in subsequent fiscal years.

3. The Company shall not distribute any dividends from surplus to any Preferred Shareholder or Registered Pledgee of Preferred Shares in excess of the relevant Preferred Dividends; provided, however, that this shall not apply to distributions from surplus in the process of corporate split (kyushu-bunkatsu) pursuant to Article 758, Item 8(b) or Article 760, Item 7(b) of the Companies Act, or the distribution from surplus in the process of corporate split (shinsetsu-bunkatsu) pursuant to Article 763, Item 12(b) or Article 765 Paragraph 1, Item 8(b) of that Act.

Current	As Amended
(Newly-added)

Article 13. (Preferred Interim Dividends)

In the event that the Company distributes cash dividends from surplus on preferred shares, fixing any of the dates specified in Article 44, Paragraph 1 herein except March 31 as a record date, the Company shall pay cash to Preferred Shareholders or Registered Pledgees of Preferred Shares in priority to Common Shareholders and Registered Pledgees of Common Shares, in the amount specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred shares (“Preferred Interim Dividends”), which amount shall not exceed half of the amount of Preferred Dividends per share; provided, however, that the total amount of Preferred Interim Dividends shall not exceed the total amount of Preferred Dividends.

(Newly-added)

Article 14. (Distribution of Residual Assets)

1. In the event that the Company distributes its residual assets, the Company shall pay cash to the Preferred Shareholders or Registered Pledgees of Preferred Shares in priority to the Common Shareholders or Registered Pledgees of Common Shares in such respective amount as prescribed below:

Current	As Amended

Class 1 preferred stock, Class 2 preferred stock, Class 3 preferred stock and Class 4 preferred stock; Amount specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock, given the amount equivalent to subscription money per share

2. The Company shall not make distribution of residual assets other than as provided for in the preceding paragraph to the Preferred Shareholders or Registered Pledgees of Preferred Shares.

(Newly-added)	Article 15. (Voting Rights)

Any Preferred Shareholder may not exercise voting rights on any matters at meetings of shareholders; provided, however, that the Preferred Shareholders may exercise voting rights, in the event that no resolution of board of directors concerning Preferred Shareholders’ receiving Preferred Dividends had been made before when the notice of convocation for an annual meeting of shareholders was given in respect of each fiscal year, during the period through a resolution of board of directors or meeting of shareholders will be made, from the time of the annual meeting of shareholders if no proposal concerning Preferred Shareholders’ receiving Preferred Dividends is submitted to that annual meeting of shareholders, or from the time when the annual meeting of shareholders is concluded if a proposal concerning Preferred Shareholders’ receiving Preferred Dividends was dismissed in that annual meeting of shareholders.

Current	As Amended
(Newly-added)

Article 16. (Right to Demand Acquisition)

1. Any Class 3 Preferred Shareholder and Class 4 Preferred Shareholder may demand the Company acquire his/her preferred shares during the period that such Preferred Shareholder is entitled to demand acquisition as specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock (“Period to Demand Acquisition”). In the event that such demand is made, the Company shall deliver its common shares to that Preferred Shareholder in exchange for the Company’s acquisition of the preferred shares held by that Preferred Shareholder. The number of common shares to be delivered shall equal (A) the number of preferred shares demanded to be acquired by that Preferred Shareholder multiplied by the amount equivalent to subscription money per share divided by (B) Acquisition Price provided for in Paragraph 2 in this Article. If the number of common shares to be delivered includes a fraction less than one (1) share, that fraction shall be handled pursuant to Article 167, Paragraph 3 of the Companies Act.

2. “Acquisition Price” means the amount initially calculated, given the market price of the Company’s common shares, in accordance with the method specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock. That resolution of the board of directors or a determination by executive officer(s) may specify methods to alter or adjust the Acquisition Price. If the Acquisition Price shall be altered in accordance with such resolution or determination, a lower limit to the price to be altered shall be set out. In the event that Acquisition Price becomes less than such lower limit, that Acquisition Price shall be altered to such lower limit.

Current	As Amended
(Newly-added)

Article 17. (Blanket Redemption)

On the day following the last day of Period to Demand Acquisition, the Company shall redeem all Class 3 preferred shares and Class 4 preferred shares which have not been acquired by the Company on and before the last day of Period to Demand Acquisition. In this case, the Company shall deliver its common shares to each Preferred Shareholder in exchange for the Company’s redemption of such preferred shares. The number of common shares to be delivered shall equal (A) the number of preferred shares held by each Preferred Shareholder multiplied by the amount equivalent to subscription money per share divided by (B) the market price of the Company’s common shares. The details of such redemption shall be specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock. That resolution or determination may specify the method to calculate an upper limit to the number of common shares to be delivered. In the event that the number of common shares to be delivered includes a fraction less than one (1) share, that fraction shall be handled pursuant to Article 234 of the Companies Act.

Current	As Amended
(Newly-added)

Article 18. (Provision for Redemption)

1. With respect to Class 1 preferred stock, Class 2 preferred stock or Class 4 preferred stock, if any event specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred shares occurs and the day separately specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors arrives, the Company may redeem in whole or in part of those preferred shares. In this case, the Company shall, per preferred share of that class, pay each Preferred Shareholder the amount of cash specified, given the amount equivalent to the subscription money, in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of the class of preferred stock.

2. In case the Company redeems a part of preferred stock pursuant to the preceding paragraph, such redemption shall be made by means of lot or pro rata allocation.

Current	As Amended
(Newly-added)

Article 19. (Consolidation or Split of Shares, etc)

1. The Company shall not consolidate or split any preferred shares, except as otherwise provided in laws or ordinances.

2. The Company shall not allot the Preferred Shareholders shares without contribution or stock acquisition rights without contribution.

3. The Company shall not grant the Preferred Shareholders rights for allotment of shares for subscription or rights for allotment of stock acquisition rights for subscription.

(Newly-added)

Article 20. (Order of Priority)

All classes of preferred stocks shall have the same order of priority in respect of payment of Preferred Dividends and Preferred Interim Dividends and distribution of residual assets.

CHAPTER III MEETINGS OF SHAREHOLDERS

Article 13. (Convocation)

1. An annual meeting of shareholders shall be convened within three (3) months from April 1 each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

2. A meeting of shareholders shall, except as otherwise provided by laws or ordinances, be convened by the director doubling as President & Chief Executive Officer in accordance with a resolution of the board of directors; provided, however, that when the director doubling as President & Chief Executive Officer is unable so to act, one of the other directors doubling as representative executive officers shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.

CHAPTER IV MEETINGS OF SHAREHOLDERS

Article 21. (Convocation)

1. An annual meeting of shareholders shall be convened within three (3) months from April 1 each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

2. A meeting of shareholders shall, except as otherwise provided by laws or ordinances, be convened by the director predetermined by the board of directors.

Current	As Amended
Article 14 | (Omitted) Article 18	Article 22 | (Unchanged) Article 26
(Newly-added)

Article 27. (Meetings of Class Shareholders)

1. Resolutions of a meeting of class shareholders shall, except as otherwise provided by laws or ordinances, be adopted by a majority of the votes of the shareholders who are present thereat and entitled to exercise their voting rights.

2. Any resolution under Article 327, Paragraph 2 of the Companies Act shall be adopted at such meeting at which shareholders holding not less than one-third (1/3) of the voting rights owned by all shareholders of the Company who are entitled to exercise their voting rights shall be present, by a majority of not less than two-thirds (2/3) of the voting rights of the shareholders so present.

3. The provisions of Articles 21 Paragraph 2, and Article 23 through 25 shall apply mutatis mutandis to the meetings of class shareholders.

Current	As Amended

CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS Article 19 | (Omitted) Article 24	CHAPTER V DIRECTORS AND THE BOARD OF DIRECTORS Article 28 | (Unchanged) Article 33

CHAPTER V NOMINATION COMMITTEE, AUDIT COMMITTEE AND COMPENSATION COMMITTEE Article 25 | (Omitted) Article 27	CHAPTER VI NOMINATION COMMITTEE, AUDIT COMMITTEE AND COMPENSATION COMMITTEE Article 34 | (Unchanged) Article 36

CHAPTER VI EXECUTIVE OFFICERS Article 28 | (Omitted) Article 32	CHAPTER VII EXECUTIVE OFFICERS Article 37 | (Unchanged) Article 41

CHAPTER VII ACCOUNTS Article 33 | (Omitted) Article 35	CHAPTER VIII ACCOUNTS Article 42 | (Unchanged) Article 44

(Newly-added)

SUPPLEMENTARY PROVISION

(Register of Lost Share Certificates)

The preparation and keeping of the register of lost share certificate of the Company and other business relating to the register of lost share certificate of the Company shall be entrusted to the share registrar and shall not be handled by the Company. This supplementary provision is to be valid until January 5. 2010 and deleted on January 6. 2010.

3.	Schedule

Ordinary General Meeting of Shareholders	June 25, 2009 (planned)

Effective date of Amendment	June 25, 2009 (planned)

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

Nomura Announcement on Stock Options (Stock Acquisition Rights)

Tokyo, May 15, 2009—Nomura Holdings, Inc. (“the Company”) today announced that its board of directors resolved to submit a proposal to the 105th Ordinary General Meeting of Shareholders to be held on June 25, 2009, seeking approval for power to determine the solicitation plan on the issuance of stock acquisition rights as stock options to executives (directors and executive managing directors), senior managing directors (“shikko yakuin”) and employees of subsidiaries of the Company to be delegated to the board of directors or to executive officers delegated by resolution of the board of directors, in accordance with provisions of Articles 236, 238, and 239 of the Companies Act of Japan.

The maximum number and terms and conditions of the stock acquisition rights are the as same as last year.

1.	Outline of stock acquisition rights to be issued as stock options to executives, senior managing directors and employees of subsidiaries

Two types of stock acquisition rights are to be issued.

Stock Option A Plan

The “value of assets to be paid-in upon the exercise of stock acquisition rights” shall be determined based on the market price at the time of issuance of common shares of the Company. These stock acquisition rights are “qualified stock acquisition rights” under the taxation law of Japan.

Stock Option B Plan

The “value of assets to be paid-in upon the exercise of stock acquisition rights” shall be one (1) yen per share.

In order to structure Stock Option B Plan with the same economic effect as restricted stocks, which are commonly used in Europe and in the United States, the exercise price will be one (1) yen and a non-exercise period of two (2) years or longer from the determination of solicitation plan will be set.

Grantees who retire voluntarily prior to the beginning of the exercise period will, in principle, forfeit their stock acquisition rights.

A portion of compensation will be paid by granting stock options in lieu of paying cash, which will reduce cash payment as a result.

Introducing an element of quasi-deferred payment will be effective to retain talented personnel over the medium to long term. Linking a portion of compensation to the price of Company’s shares will align the interests of grantees with those of shareholders.

This compensation system, which is commonly used in Europe and the United States, will be satisfied by stock options structured with stock acquisition rights.

2.	Reasons for soliciting persons to subscribe for stock acquisition rights

By issuing two types of stock acquisition rights, Stock Option A Plan and Stock Option B Plan, to executives, senior managing directors, and employees of subsidiaries of the Company working in different business divisions and regions, a portion of compensation will be linked to the market price of the shares of the Company. This will align the interest of grantees with those of shareholders, and share a common incentive plan in terms of improving performance of Nomura Group as a whole. This system is aimed at improving performance and retaining talented personnel. Issuance of stock acquisition rights will be determined by executive managing directors, after appropriate deliberation by the Compensation Committee of the subsidiaries of the Company in relation to profit levels of the subsidiary, the contribution and compensation levels of each of executive, senior managing director and employee.

3.	Maximum number of stock acquisition rights that can be determined under delegation by resolution at this Ordinary General Meeting of Shareholders

By resolution at the Ordinary General Meeting of Shareholders, the maximum number of stock acquisition rights that can be issued as Stock Option A Plan and Stock Option B Plan will be 175,000 stock acquisition rights in total, the same number as last year.

In addition, the maximum number of common shares of the Company which could be issued through the exercise of the stock acquisition rights for Stock Option A Plan and Stock Option B Plan will be 17,500,000 shares in total (0.66% of outstanding shares as of March 31, 2009), also the same number as last year. The breakdown for Stock Option A Plan and Stock Option B Plan is as outlined below.

(1)	Maximum number of stock acquisition rights for Stock Option A Plan

Maximum number of stock acquisition rights

A maximum of 25,000 stock acquisition rights are to be issued.

In addition, the maximum number of common shares of the Company to be issued upon exercise of the stock acquisition rights is 2,500,000. However, in accordance with 4 (1) (i) below, should an adjustment be made to the number of shares granted under a stock acquisition right, the number of shares will be determined by multiplying the adjusted number of shares granted under a stock acquisition right by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 25,000 stock acquisition rights for Stock Option A Plan were authorized last year and a total of 20,880 stock acquisition rights had been issued as of April 30, 2009. As in the past, the Company would like to again propose an arrangement for a maximum of 25,000 stock acquisition rights be issued in order to be utilized as incentives for executives and employees of subsidiaries of the Company.

(2)	Maximum number of stock acquisition rights for Stock Option B Plan

Maximum number of stock acquisition rights

A maximum of 150,000 stock acquisition rights are to be issued.

In addition, the maximum number of common shares of the Company to be issued upon exercise of the stock acquisition rights is 15,000,000. However, in accordance with 4 (2) (i) below, should an adjustment be made to the number of shares granted under a stock acquisition right, the number of shares will be determined by multiplying the adjusted number of shares granted under a stock acquisition right by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 150,000 stock acquisition rights for Stock Option B Plan were authorized last year and a total of 109,946 stock acquisition rights had been issued as of April 30, 2009.

Stock Option B Plan is effective in controlling payments of cash compensation and is becoming well established within Nomura Group as a means to retain talented personnel over the medium to long term, as equity-linked compensation is commonly used outside Japan. The Company will make effective use of Stock Option B Plan as a means to hire and retain talented personnel globally.

Further, in regard to stock acquisition rights exercised during the 105th fiscal year, treasury stocks were issued in lieu of issuing new shares.1

[1]	As of March 31, 2009, the Company had 55,127,845 shares as treasury stock.

4.	No payment shall be required for stock acquisition rights.

5.	Terms and conditions of stock acquisition rights

(1)	Terms and conditions of stock acquisition rights under Stock Option A Plan

(i)	Number of shares under stock acquisition rights

The number of shares under a stock acquisition right shall be 100 shares of common stock of the Company.

If the shares are split (including allocation without charge of common share of the Company; the same shall apply hereinafter) or consolidated after the allotment of the stock acquisition rights, the number of shares granted under a stock acquisition right which has not been exercised at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded

Adjusted Number of Shares Granted	=	Number of Shares Granted before Adjustment	×	Ratio of Split or Consolidation

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event in which an adjustment of the number of shares granted under a stock acquisition right is required, the Company may appropriately adjust the number of shares granted under a stock acquisition right to a reasonable extent.

(ii)	Value of assets to be paid-in upon the exercise of stock acquisition rights, or the method of calculating such value

The value of assets to be paid-in upon the exercise of stock acquisition rights shall be the amount per share to be issued or transferred by the exercise of the stock acquisition rights multiplied by the number of shares granted under a stock acquisition right.

The exercise price shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common shares of the Company in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month when the stock acquisition rights (excluding dates on which no trade is made) are allotted or the closing price of the common share of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the allotment date (if there is no closing price on the allotment date, the most recent closing price prior to the allotment date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

If the shares are split or consolidated after the allotment of the stock acquisition rights, the exercise price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	1
Ratio of Split or Consolidation

If new shares of common stock are issued or the common stock held by the Company is disposed of at a price below the market price of the common stock of the Company (excluding any cases of the exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares), the exercise price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	Number of Outstanding Shares issued	+	Number of Newly Issued Shares × Paid-in Amount per Share
Market Price per Share
Number of (Outstanding + Newly Issued) Shares

If the common stock of the Company held by the Company is disposed of, “Number of Newly Issued Shares” in the formula above shall read “Number of Shares of Common Stock of the Company to be Disposed,” and “Paid-in Amount per Share” in the formula above shall read “Disposal Value per Share.”

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar case in which an adjustment of the exercise price is required, the Company may appropriately adjust the exercise price to a reasonable extent.

(iii)	Exercise period for the stock acquisition rights

The board of directors or an executive officer designated by the resolution of the board of directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date. In principle, the stock acquisition rights may not be exercised for two years subsequent to the determination of the details of the stock acquisition right.

(iv)	Matters concerning capital and additional paid-in capital that will Increase if shares are issued by the exercise of stock acquisition rights

(a)	The amount by which the capital will increase if shares are issued by the exercise of the stock acquisition rights will be half of the amount of the limit on increase of capital, etc. calculated in accordance with Article 17, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one (1) yen as a result of calculation shall be rounded up to the nearest yen.

(b)	The amount by which capital reserves will increase if shares are issued by the exercise of the stock acquisition rights shall be the amount of the limit on increase of capital, etc. as stated in (a) above less the amount of capital to be increased as prescribed in (a) above.

(v)	Restriction on the acquisition of stock acquisition rights by transfer

Approval by the board of directors shall be required for the acquisition of stock acquisition rights by transfer.

(vi)	Events for acquisition of stock acquisition rights

When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly-owned subsidiary, the Company may acquire the stock acquisition rights for no value on a day separately determined by the board of directors of the Company or an executive officer designated by the resolution of the board of directors.

(vii)	Any fractions of less than one (1) share out of the shares to be issued or transferred to a person owning the stock acquisition rights who has exercised stock acquisition rights shall be disregarded.

(viii)	Other conditions for the exercise of the stock acquisition rights

(a)	Partial exercise of the respective stock acquisition rights shall not be possible.

(b)	Other conditions for the exercise of the rights shall be determined by the board of directors of the Company or an executive officer designated by resolution of the board of directors.

(2)	Terms and conditions of stock acquisition rights under Stock Option B Plan

(i)	Number of shares under the stock acquisition right

Same as Stock Option A Plan.

(ii)	Value of assets to be paid-in upon the exercise of stock acquisition rights, or the method for calculating such value

The exercise price shall be 1 yen, multiplied by the number of shares granted under a stock acquisition right.

(iii) ~ (viii) Same as Stock Option A Plan.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.